# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pharvaris N.V., CIK 0001830487
CUSIP: N69605108
Title of class of securities: Ordinary Shares, Euro 0.12 par value per share
Address of issuer's principal executive offices: Emmy Noetherweg 2, 2333 BK Leiden, LEIDEN, Netherlands (P7), 0000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001687968

## Reporting persons
- Bain Capital Life Sciences Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,867,629; sole dispositive power 0; shared dispositive power 1,867,629; aggregate amount beneficially owned 1,867,629 (3% of the class)
- BCIP Life Sciences Associates, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 191,165; sole dispositive power 0; shared dispositive power 191,165; aggregate amount beneficially owned 191,165 (0.3% of the class)
- Bain Capital Life Sciences Opportunities III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,122,481; sole dispositive power 0; shared dispositive power 1,122,481; aggregate amount beneficially owned 1,122,481 (1.8% of the class)

## Item 1. Issuer
Name of issuer: Pharvaris N.V.
Address of issuer's principal executive offices: Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund I"), BCIP Life Sciences Associates, LP, a Delaware limited partnership ("BCIPLS"), and Bain Capital Life Sciences Opportunities III, LP, a Delaware limited partnership ("BCLS Fund III Opportunities" and, together with BCLS Fund I and BCIPLS, the "Reporting Persons").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership ("BCLSP"), which is the general partner of BCLS Fund I. BCLSI is also the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company ("BCLS Fund III GP"), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership ("BCLS Fund III"), which is the sole member of Bain Capital Life Sciences Opportunities III GP, LLC, a Delaware limited liability company ("BCLS Fund III Opportunities GP"), which is the general partner of BCLS Fund III Opportunities.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston" and, together with the Reporting Persons, BCLSI, BCLSP, BCLS Fund III GP, BCLS Fund III and BCLS Fund III Opportunities GP, the "Bain Capital Life Sciences Entities"), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 14, 2025, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: See Item 2(a) hereof.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2025, (i) BCLS Fund I held 1,867,629 Ordinary Shares, representing approximately 3.0% of the outstanding Ordinary Shares, (ii) BCIPLS held 191,165 Ordinary Shares, representing approximately 0.3% of the outstanding Ordinary Shares, and (iii) BCLS Fund III Opportunities held 1,122,481 Ordinary Shares, representing approximately 1.8% of the Outstanding Ordinary Shares.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to collectively beneficially own an aggregate of 3,181,275 Ordinary Shares as of September 30, 2025, representing approximately 5.1% of the outstanding Ordinary Shares.

The percentage of the outstanding Ordinary Shares held by the Reporting Persons is based on 62,743,142 Ordinary Shares outstanding as of July 22, 2025, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on July 24, 2025.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bain Capital Life Sciences Fund, L.P.: /s/ Ricky Sun, Ricky Sun, Partner of Bain Capital Life Sciences Investors, LLC (11/14/2025)
- BCIP Life Sciences Associates, LP: /s/ Ricky Sun, Ricky Sun, Authorized Signatory of Boylston Coinvestors, LLC (11/14/2025)
- Bain Capital Life Sciences Opportunities III, LP: /s/ Ricky Sun, Ricky Sun, Partner of Bain Capital Life Sciences Investors, LLC (11/14/2025)